Filed by:  Enersis Américas S.A. (Commission File No. 001-12440) pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended

Subject Company:  Endesa Américas S.A. (Commission File No. 001-37724)

Form F-4 Registration No. 333-211405

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number: 001-12440

Enersis Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis Américas S.A.

Securities Registry Registration No. 175

Santiago, September 28, 2016

Ger. Gen. N° 63/2016

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

            Ref. SIGNIFCANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N°30 of the Superintendence of Securities and Insurance (“SVS,” in its Spanish acronym), and exercising the powers conferred upon me, I come to inform you in this Significant Event, that today, the Extraordinary Shareholders’ Meeting of Enersis Américas S.A. (“Enersis Américas” or the “Company”) resolved, complying with the quorum required by law and the Company’s by-laws, the following:

1.     Approve, pursuant to the terms of Title XVI of the Chilean Companies Act No. 18,046 (“LSA,” in its Spanish acronym), the related-party transaction (“OPR,” in its Spanish acronym) which consists of the proposed statutory Merger of Endesa Américas S.A. (“Endesa Américas”) and Chilectra Américas S.A. (“Chilectra Américas”), into Enersis Américas (the “Merger”).

2.     Approve, pursuant to the terms of Title IX of the LSA, and of paragraph 3 of Title IX of the Chilean Companies Regulations, the proposed Merger by virtue of which Enersis Américas, in its capacity as the surviving company, would absorb by acquisition the subsidiaries Endesa Américas and Chilectra Américas, each of which would then dissolve without the need for their liquidation, succeeding them in all their rights and obligations; and the specific terms and conditions of the Merger and the background information that serves as the foundation of the Merger.

The Merger was subject to the compliance of the following conditions precedent (the "Conditions Precedent"):

 (A)(i) The withdrawal rights that may be exercised by the statutory merger dissenting shareholders of Enersis Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; provided that the exercise by the shareholders of Enersis Américas of the withdrawal right does not result in any shareholder exceeding the maximum shareholding concentration limit of 65% in Enersis Américas on the date the exercise period of the withdrawal right by the statutory merger dissenting shareholders is due to expire, considering for that purpose the number of shares into which the new Enersis Américas capital stock approved by the Board will be divided; (ii) that the withdrawal right that may be exercised by the shareholders of Endesa Américas as a result of the Merger may not exceed 10% of its outstanding voting shares; or (iii) that the withdrawal right that may be exercised by the shareholders of Chilectra Américas as a result of the Merger may not exceed 0.91% of its outstanding voting shares; and

 (B) If one or more of the events described in numbers (i), (ii) or (iii) of letter A above should occur within 60 days of the date of the respective shareholders’ meetings to favorably vote on the Merger, the shareholders’ meetings of each of the merging companies have agreed at a subsequent shareholders’ meeting that the effects, deriving from any one of these facts and having been agreed, should not be applicable therefore, that the Merger shall become effective.

Should the Conditions Precedent be met, a single declaratory public deed shall be issued notifying of the compliance with said Conditions Precedent. Said public deed shall be titled “Deed of Compliance with the Merger Conditions.”

The Merger shall be effective as of the first day of the calendar month following the month in which the aforementioned Deed of Compliance with the Merger Conditions is granted and once the Merger has become effective, it will be informed in a timely manner to the SVS, to other relevant entities and to the market as a Significant Event.

The shareholders’ meeting has approved the exchange ratio of 2.8 shares of Enersis Américas for each share of Endesa Américas and 4 shares of Enersis Américas for each share of Chilectra Américas, without considering fractions of shares.

The Merger will entail a capital increase of Enersis Américas by the amount of Ch$ 1,046,470,167,544, through the issuance of 9,232,202,625 new registered shares of the same series and without par value, which will be subscribed and fully paid using the incorporated equity of the shareholders of the absorbed companies, excluding for purposes of this subscription and capital payment, the shareholding capital Enersis Américas currently owns in Endesa Américas and Chilectra Américas. At the same time, the following articles of bylaws will be modified under the following terms:

      I.        Amendment of Article One, informing that the new name of the Company will be Enel Américas S.A., clarifying that it is a publicly traded company.

     II.        Amendment of Permanent Article Four, in order to insert in the first paragraph a comma (,) between expressions “foreign” and “the exploration” and replace in letter d) the terms “affiliated companies” with “related, subsidiaries and associate companies”

    III.        Amendment of Article Five, informing of the capital increase of Enersis Américas’ resulting from the Merger, and the issuance of newly registered shares of a single series and without par value;

   IV.        Rescind all of the bylaws’ transitional provisions due to loss of their validity, and add a new Transitory Article One related to the status of the subscription and the payment of the capital stock after the Merger, and

    V.        Issue a new, re-written text of the Enersis Américas bylaws.

It is hereby established Record that the Extraordinary Shareholders’ Meetings of Endesa Américas and Chilectra Américas also held today and in which the Company participated as a shareholder, voted favorably on both the OPR and the Merger, pursuant to the quorums required by law and the bylaws of their respective companies.

Finally, I herby inform you that, notwithstanding what shall be communicated in due time, and pursuant to terms established by law and existing regulations, the statutory merger dissenting shareholders have the withdrawal right pursuant to the existing legislation.

Cordially,

Luca D’Agnese

Chief Executive Officer

c.c.       Banco Central de Chile (Central Bank of Chile)

             Fiscalía Nacional Económica (National Economic Affairs Investigation Bureau)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enersis Américas S.A.

By: /s/ Luca D'Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: September 29, 2016